Exhibit 99.88

Comment Period on the Draft EIS for the Stibnite Gold Project Successfully Completed

Stibnite Gold Project Enters into Final Phases of Review Under National Environmental Policy Act

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX, “Midas Gold” or the “Company”) and regulators, led by the U.S. Forest Service (“USFS”), are entering the final phases of review of the Stibnite Gold Project (“Project”) under the National Environmental Policy Act now that the comment period on the Draft Environmental Impact Statement (“DEIS”) is complete. The comment period officially ended, after 75 days of public review, on October 28, 2020 following two extensions of 15-days each. Thousands of individuals meaningfully participated in the comment period and substantial numbers of the letters uploaded by the USFS are supportive of Midas Gold’s plan to redevelop a brownfields mining site, providing significant economic, employment and environmental benefits needed to restore the site.

“The team at Midas Gold is proud to be one step closer to bringing the Stibnite Gold Project to life and helping Idahoans recognize the environmental, economic, employment and national security benefits associated with the Project,” said Stephen Quin, CEO of Midas Gold Corp. “We are grateful to all of the individuals who took the time to review the DEIS and submit a comment to regulators and appreciate the tremendous effort by our team to make information readily accessible to those commenting. The feedback from these comments will be incredibly valuable as we work with regulators to finalize the plan for the Stibnite Gold Project. We are equally grateful for all of the support we received from Idahoans. Numerous letters of support were submitted from the people who live closest to our site, vendors who we have been fortunate enough to partner with over the years, community leaders, statewide organizations, elected representatives and officials, and also Idahoans who care deeply about the outdoors and the environment. The letters received throughout this comment period demonstrate the strong local support for moving our Project forward.”

Next Steps

Now that the comment period is complete, regulators will review the comments submitted, evaluate the alternatives contained in the DEIS in light of the comments, consider any refinements that can be made to the Stibnite Gold Project between now and when the final Environmental Impact Statement (“FEIS”) is released, and select a preferred alternative. Currently, the USFS is scheduled to release the FEIS in Q2 of 2021 and to issue its record of decision (“ROD”) on the Project in late Q3 of 2021.

“Public input has played a very important role in helping our company refine the Stibnite Gold Project over the past decade,” said Mr. Quin. “The Plan of Restoration and Operations and then Alternative 2 in the DEIS were developed after many conversations with community members, including over 190 tours and 900 presentations in the past four years alone The feedback we received allowed us to reduce the impacts and footprint of the Project and it is our belief that we can continue to refine our plan after considering the comments recently submitted to the USFS.”

Stibnite Gold Project

If permitted, the Stibnite Gold Project would produce gold, silver and the only domestically mined source of antimony in the United States. The U.S. Department of Interior designated antimony as a critical mineral for its uses in the national defense, aerospace and technology industries. Midas Gold would invest approximately $1 billion in construction, provide approximately 500 direct, family-wage jobs for Idahoans for 15-18 years and numerous indirect jobs in local communities and the region. The Stibnite Gold Project was designed from the outset to use modern, responsible mining to restore the historical Stibnite Mining District by providing the expertise and financial resources necessary to address the legacy issues that remain and which are primarily related to World War II and Korean War era mining of antimony and tungsten for national defense purposes. Stibnite alone is estimated to have produced approximately 90% of the antimony and 40-50% of the tungsten required for the war effort. However, these activities left a significant legacy of environmental impacts, which Midas Gold plans to address through its fully integrated Plan of Restoration and Operations.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, is focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including actions to be taken by the USFS and other state, federal and local government agencies and regulatory bodies; the timing and procedure for (i) review of the commence received during the comment period; (ii) evaluation of alternatives and consideration of refinements between now and when the FEIS is released; and (iii) release of the FEIS and ROD; and the anticipated benefits and effects in the event that the Stibnite Gold Project is permitted. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "targeted", "complete", "comprehensive", "defensible", "ensure", "potential" and "robust", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the review of commences received and the consideration thereof, as well as the scheduled release of the FEIS and ROD will proceed in a timely manner and as expected; and that all requisite information will be available in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the review process under the National Environmental Policy Act; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the USFS, State of Idaho and other stated, federal and local agencies and regulatory bodies (including, but not limited to, future US government shutdowns); risks related to opposition to the Project including litigation involving the Nez Perce Tribe; risks related to the outcome of litigation and potential for delay of the Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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